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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*
                            MICRO THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    59500W100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                   Copies to:
                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000
                                September 3, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 22 Pages

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 2 of 22 pages
-------------------                                           ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Micro Investment, LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                   0
                        ----------- --------------------------------------------
                            8       SHARED VOTING POWER
NUMBER OF
SHARES                              10,106,148*
BENEFICIALLY            ----------- --------------------------------------------
OWNED BY EACH               9       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                         0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    10,106,148*
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,106,148*
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              49.6%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

* Pursuant to a Stock Purchase Agreement (the "Purchase Agreement"), dated as of September 3, 2002, Micro Investment, LLC (the "Reporting Person") agreed to purchase an aggregate of $30 million in Common Stock of Micro Therapeutics, Inc. (the "Company"), par value $0.001 per share (the "Common Stock"), subject to reduction in the event additional "accredited investors" (as such term is defined in Rule 501 of Regulation D) become parties to the Purchase Agreement as provided for therein. The purchase price for the Common Stock under the Purchase Agreement will be at a price per share equal to the higher of (i) $0.05 plus the closing price of the Common Stock on the Nasdaq National Market on the last trading day prior to the date of the Purchase Agreement or (ii) the number obtained by a fraction (x) the numerator of which shall be the sum of the closing price of the Common Stock on the Nasdaq National Market for each of (A) the ten consecutive trading days ending on and including the last full trading day on which the markets closed prior to the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH, and (B) the five consecutive trading days immediately following the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH and (y) the denominator of which shall be fifteen (15); provided, however, that in no event shall the per share purchase price be higher than the product of 1.2 multiplied by the average of the closing price of the Common Stock on the Nasdaq National Market for the ten consecutive trading days ending on the day prior to the date of the Purchase Agreement. The number of shares of Common Stock to be purchased by the Reporting Person under the Purchase Agreement will be determined after determination of the per share purchase price, expected to occur on or about September 10, 2002. The Reporting Person will file an amendment to this Schedule 13D reflecting the number of shares acquired after final determination of such number. The Reporting Person will acquire the shares of Common Stock under the Purchase Agreement in two closings, scheduled to occur on or before approximately September 30 and November 15, 2002, subject to the occurrence of certain closing conditions set forth in the Purchase Agreement.


                               Page 3 of 22 pages

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 4 of 22 pages
-------------------                                           ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg, Pincus Equity Partners, L.P.           I.R.S. #13-3986317
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
                            8       SHARED VOTING POWER
NUMBER OF
SHARES                              9,128,540*
BENEFICIALLY            ----------- --------------------------------------------
OWNED BY EACH               9       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                         0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    9,128,540*
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,128,540*
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              44.8%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

* Pursuant to a Stock Purchase Agreement (the "Purchase Agreement"), dated as of September 3, 2002, Micro Investment, LLC (the "Reporting Person") agreed to purchase an aggregate of $30 million in Common Stock of Micro Therapeutics, Inc. (the "Company"), par value $0.001 per share (the "Common Stock"), subject to reduction in the event additional "accredited investors" (as such term is defined in Rule 501 of Regulation D) become parties to the Purchase Agreement as provided for therein. The purchase price for the Common Stock under the Purchase Agreement will be at a price per share equal to the higher of (i) $0.05 plus the closing price of the Common Stock on the Nasdaq National Market on the last trading day prior to the date of the Purchase Agreement or (ii) the number obtained by a fraction (x) the numerator of which shall be the sum of the closing price of the Common Stock on the Nasdaq National Market for each of (A) the ten consecutive trading days ending on and including the last full trading day on which the markets closed prior to the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH, and (B) the five consecutive trading days immediately following the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH and (y) the denominator of which shall be fifteen (15); provided, however, that in no event shall the per share purchase price be higher than the product of 1.2 multiplied by the average of the closing price of the Common Stock on the Nasdaq National Market for the ten consecutive trading days ending on the day prior to the date of the Purchase Agreement. The number of shares of Common Stock to be purchased by the Reporting Person under the Purchase Agreement will be determined after determination of the per share purchase price, expected to occur on or about September 10, 2002. The Reporting Person will file an amendment to this Schedule 13D reflecting the number of shares acquired after final determination of such number. The Reporting Person will acquire the shares of Common Stock under the Purchase Agreement in two closings, scheduled to occur on or before approximately September 30 and November 15, 2002, subject to the occurrence of certain closing conditions set forth in the Purchase Agreement.


                               Page 5 of 22 pages

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 6 of 22 pages
-------------------                                           ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg, Pincus & Co.                           I.R.S. #13-6358475
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
                            8       SHARED VOTING POWER
NUMBER OF
SHARES                              9,128,540*
BENEFICIALLY            ----------- --------------------------------------------
OWNED BY EACH               9       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                         0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    9,128,540*
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,128,540*
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              44.8%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

* Pursuant to a Stock Purchase Agreement (the "Purchase Agreement"), dated as of September 3, 2002, Micro Investment, LLC (the "Reporting Person") agreed to purchase an aggregate of $30 million in Common Stock of Micro Therapeutics, Inc. (the "Company"), par value $0.001 per share (the "Common Stock"), subject to reduction in the event additional "accredited investors" (as such term is defined in Rule 501 of Regulation D) become parties to the Purchase Agreement as provided for therein. The purchase price for the Common Stock under the Purchase Agreement will be at a price per share equal to the higher of (i) $0.05 plus the closing price of the Common Stock on the Nasdaq National Market on the last trading day prior to the date of the Purchase Agreement or (ii) the number obtained by a fraction (x) the numerator of which shall be the sum of the closing price of the Common Stock on the Nasdaq National Market for each of (A) the ten consecutive trading days ending on and including the last full trading day on which the markets closed prior to the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH, and (B) the five consecutive trading days immediately following the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH and (y) the denominator of which shall be fifteen (15); provided, however, that in no event shall the per share purchase price be higher than the product of 1.2 multiplied by the average of the closing price of the Common Stock on the Nasdaq National Market for the ten consecutive trading days ending on the day prior to the date of the Purchase Agreement. The number of shares of Common Stock to be purchased by the Reporting Person under the Purchase Agreement will be determined after determination of the per share purchase price, expected to occur on or about September 10, 2002. The Reporting Person will file an amendment to this Schedule 13D reflecting the number of shares acquired after final determination of such number. The Reporting Person will acquire the shares of Common Stock under the Purchase Agreement in two closings, scheduled to occur on or before approximately September 30 and November 15, 2002, subject to the occurrence of certain closing conditions set forth in the Purchase Agreement.


                               Page 7 of 22 pages

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 8 of 22 pages
-------------------                                           ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus LLC                              I.R.S. #13-3536050
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
                            8       SHARED VOTING POWER
NUMBER OF
SHARES                              9,128,540*
BENEFICIALLY            ----------- --------------------------------------------
OWNED BY EACH               9       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                         0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    9,128,540*
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,128,540*
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              44.8%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

* Pursuant to a Stock Purchase Agreement (the "Purchase Agreement"), dated as of September 3, 2002, Micro Investment, LLC (the "Reporting Person") agreed to purchase an aggregate of $30 million in Common Stock of Micro Therapeutics, Inc. (the "Company"), par value $0.001 per share (the "Common Stock"), subject to reduction in the event additional "accredited investors" (as such term is defined in Rule 501 of Regulation D) become parties to the Purchase Agreement as provided for therein. The purchase price for the Common Stock under the Purchase Agreement will be at a price per share equal to the higher of (i) $0.05 plus the closing price of the Common Stock on the Nasdaq National Market on the last trading day prior to the date of the Purchase Agreement or (ii) the number obtained by a fraction (x) the numerator of which shall be the sum of the closing price of the Common Stock on the Nasdaq National Market for each of (A) the ten consecutive trading days ending on and including the last full trading day on which the markets closed prior to the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH, and (B) the five consecutive trading days immediately following the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH and (y) the denominator of which shall be fifteen (15); provided, however, that in no event shall the per share purchase price be higher than the product of 1.2 multiplied by the average of the closing price of the Common Stock on the Nasdaq National Market for the ten consecutive trading days ending on the day prior to the date of the Purchase Agreement. The number of shares of Common Stock to be purchased by the Reporting Person under the Purchase Agreement will be determined after determination of the per share purchase price, expected to occur on or about September 10, 2002. The Reporting Person will file an amendment to this Schedule 13D reflecting the number of shares acquired after final determination of such number. The Reporting Person will acquire the shares of Common Stock under the Purchase Agreement in two closings, scheduled to occur on or before approximately September 30 and November 15, 2002, subject to the occurrence of certain closing conditions set forth in the Purchase Agreement.


                               Page 9 of 22 pages

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP No. 59500W100                                          Page 10 of 22 pages
-------------------                                          -------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Vertical Fund I, L.P.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
                            8       SHARED VOTING POWER
NUMBER OF
SHARES                              977,608*
BENEFICIALLY            ----------- --------------------------------------------
OWNED BY EACH               9       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                         0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    977,608*
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              977,608*
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.8%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

* Pursuant to a Stock Purchase Agreement (the "Purchase Agreement"), dated as of September 3, 2002, Micro Investment, LLC (the "Reporting Person") agreed to purchase an aggregate of $30 million in Common Stock of Micro Therapeutics, Inc. (the "Company"), par value $0.001 per share (the "Common Stock"), subject to reduction in the event additional "accredited investors" (as such term is defined in Rule 501 of Regulation D) become parties to the Purchase Agreement as provided for therein. The purchase price for the Common Stock under the Purchase Agreement will be at a price per share equal to the higher of (i) $0.05 plus the closing price of the Common Stock on the Nasdaq National Market on the last trading day prior to the date of the Purchase Agreement or (ii) the number obtained by a fraction (x) the numerator of which shall be the sum of the closing price of the Common Stock on the Nasdaq National Market for each of (A) the ten consecutive trading days ending on and including the last full trading day on which the markets closed prior to the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH, and (B) the five consecutive trading days immediately following the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH and (y) the denominator of which shall be fifteen (15); provided, however, that in no event shall the per share purchase price be higher than the product of 1.2 multiplied by the average of the closing price of the Common Stock on the Nasdaq National Market for the ten consecutive trading days ending on the day prior to the date of the Purchase Agreement. The number of shares of Common Stock to be purchased by the Reporting Person under the Purchase Agreement will be determined after determination of the per share purchase price, expected to occur on or about September 10, 2002. The Reporting Person will file an amendment to this Schedule 13D reflecting the number of shares acquired after final determination of such number. The Reporting Person will acquire the shares of Common Stock under the Purchase Agreement in two closings, scheduled to occur on or before approximately September 30 and November 15, 2002, subject to the occurrence of certain closing conditions set forth in the Purchase Agreement.


                              Page 11 of 22 pages

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP No. 59500W100                                          Page 12 of 22 pages
-------------------                                          -------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Vertical Fund II, L.P.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                         ----------- -------------------------------------------
                            8       SHARED VOTING POWER
NUMBER OF
SHARES                              977,608*
BENEFICIALLY            ----------- --------------------------------------------
OWNED BY EACH               9       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                         0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    977,608*
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              977,608*
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.8%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

* Pursuant to a Stock Purchase Agreement (the "Purchase Agreement"), dated as of September 3, 2002, Micro Investment, LLC (the "Reporting Person") agreed to purchase an aggregate of $30 million in Common Stock of Micro Therapeutics, Inc. (the "Company"), par value $0.001 per share (the "Common Stock"), subject to reduction in the event additional "accredited investors" (as such term is defined in Rule 501 of Regulation D) become parties to the Purchase Agreement as provided for therein. The purchase price for the Common Stock under the Purchase Agreement will be at a price per share equal to the higher of (i) $0.05 plus the closing price of the Common Stock on the Nasdaq National Market on the last trading day prior to the date of the Purchase Agreement or (ii) the number obtained by a fraction (x) the numerator of which shall be the sum of the closing price of the Common Stock on the Nasdaq National Market for each of (A) the ten consecutive trading days ending on and including the last full trading day on which the markets closed prior to the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH, and (B) the five consecutive trading days immediately following the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH and (y) the denominator of which shall be fifteen (15); provided, however, that in no event shall the per share purchase price be higher than the product of 1.2 multiplied by the average of the closing price of the Common Stock on the Nasdaq National Market for the ten consecutive trading days ending on the day prior to the date of the Purchase Agreement. The number of shares of Common Stock to be purchased by the Reporting Person under the Purchase Agreement will be determined after determination of the per share purchase price, expected to occur on or about September 10, 2002. The Reporting Person will file an amendment to this Schedule 13D reflecting the number of shares acquired after final determination of such number. The Reporting Person will acquire the shares of Common Stock under the Purchase Agreement in two closings, scheduled to occur on or before approximately September 30 and November 15, 2002, subject to the occurrence of certain closing conditions set forth in the Purchase Agreement.


                              Page 13 of 22 pages

     This Amendment No. 3 amends the Schedule 13D originally filed on June 4, 2001, as amended by Amendment No. 1 thereto, filed on June 21, 2001 and Amendment No. 2 thereto, filed on July 27, 2001 (the "Original 13D") on behalf of Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg, Pincus & Co., a New York general partnership ("WP," and together with WPEP and WP LLC, the "Warburg Pincus Reporting Persons"), Vertical Fund I, L.P., a Delaware limited partnership ("VFI"), and Vertical Fund II, L.P., a Delaware limited partnership ("VFII," and together with Micro LLC, VFI and the Warburg Pincus Reporting Persons, the "Reporting Persons").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original 13D.

Item 2. Identity and Background.

     Items 2(a), (b) and (c) of the Original 13D are hereby amended in their entirety to read as follows:

     (a) This statement is filed by the Reporting Persons. The managing member of Micro LLC is WPEP. The members of Micro LLC are WPEP, VFI, VFII, and certain employees of and consultants to an affiliate of WPEP. Prior to January 1, 2002, Vertical Fund Associates, L.P. and Vertical Life Sciences L.P. were members of Micro LLC. As of January 1, 2002, the interests of these funds in Micro LLC were transferred to VFI and VFII. The sole general partner of WPEP is WP. WP LLC manages WPEP. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and WP LLC. The general partners of WP and the members


                              Page 14 of 22 pages
of WP LLC, and their respective business addresses and principal occupations are set forth on Schedule I hereto.

     The sole general partner of VFI and VFII is The Vertical Group, L.P. ("Group"), a Delaware limited partnership. The general partners of Group are Stephen D. Baksa, Richard B. Emmitt, Yue-Teh Jang, Jack W. Lasersohn and John E. Runnells, each of whom is a United States citizen and has a business address of 25 Deforest Avenue, Summit, New Jersey 07901. Each of Messrs. Baksa, Emmitt, Jang, Lasersohn, and Runnells is engaged principally in the business of securities investment.

     (b) The address of the principal business and principal office of each of Micro LLC and the Warburg Pincus Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

     The address of the principal business and principal office of each of VFI, VFII and Group is 25 Deforest Avenue, Summit, New Jersey 07901.

     (c) The principal business of Micro LLC is that of a limited liability company engaged in making private equity and related investments. The principal business of WPEP is that of making private equity and related investments. The principal business of WP is acting as general partner of WPEP and certain other private equity funds. The principal business of WP LLC is acting as manager of WPEP and certain other private equity funds.

     The principal business of each of VFI, VFII and Group is securities investment.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D is hereby amended by adding the following paragraphs at the end of the discussion:


                              Page 15 of 22 pages

     Pursuant to a Securities Purchase Agreement (the "2002 Purchase Agreement"), dated as of September 3, 2002, by and among the Company and the investors named therein, Micro LLC agreed to purchase, in two separate closings, an aggregate of $30 million of newly issued Common Stock (the "2002 Shares") from the Company at a price per share equal to the higher of (i) $0.05 plus the closing price of the Common Stock on the Nasdaq National Market on the last trading day prior to the date of the 2002 Purchase Agreement or (ii) the number obtained by a fraction (x) the numerator of which shall be the sum of the closing price of the Common Stock on the Nasdaq National Market for each of (A) the ten consecutive trading days ending on and including the last full trading day on which the markets closed prior to the time of the public announcement of the Company's acquisition of all of the outstanding voting securities of Dendron GmbH, and (B) the five consecutive trading days immediately following the time of the public announcement of the Company's acquisition of all of the issued and outstanding voting securities of Dendron GmbH and (y) the denominator of which shall be fifteen (15); provided, however, that in no event shall the per share purchase price be higher than the product of 1.2 multiplied by the average of the closing price of the Common Stock on the Nasdaq National Market for the ten consecutive trading days ending on the day prior to the date of the 2002 Purchase Agreement. The number of 2002 Shares to be purchased by Micro LLC will be reduced according to a mechanism provided in the 2002 Purchase Agreement such that an aggregate of $30 million of Common Stock is sold to all investors under the 2002 Purchase Agreement in the event that additional "accredited investors" (as such term is defined in Rule 501 of Regulation D) become parties to the 2002 Purchase Agreement as provided for therein. Micro LLC will file an amendment to


                              Page 16 of 22 pages
this Schedule 13D reflecting the number of shares of Common Stock acquired by it under the 2002 Purchase Agreement at the time of the final determination of such number.

     The foregoing summary of the 2002 Purchase Agreement is qualified in its entirety by reference to the 2002 Purchase Agreement, a copy of which is filed as Exhibit 6 hereto and incorporated herein by reference.

     The funds for the purchase of the 2002 Shares to be acquired by Micro LLC will be furnished from the working capital of Micro LLC.

Item 4. Purpose of Transaction.

     Item 4 of the Original 13D is hereby amended in its entirety to read as follows:

     The acquisition by the Reporting Persons of the Shares and the 2002 Shares was effected because of the Reporting Persons' belief that the Shares, the 2002 Shares and the Common Stock represented, and continue to represent, an attractive investment. The Reporting Persons may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock or further investments in the Company. Such further acquisitions or investments could be material. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investments and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d)


                              Page 17 of 22 pages
above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Original 13D are hereby amended in their entirety to read as follows:

     (a) As of September 3, 2002, Micro LLC may be deemed to beneficially own 10,106,148 shares of Common Stock, representing 49.6% of the outstanding Common Stock, based on the 20,383,918 shares of Common Stock outstanding as of such date, as represented by the Company to the Reporting Persons. Pursuant to the 2002 Purchase Agreement, Micro LLC also has the right to acquire, in two closings scheduled to occur


                              Page 18 of 22 pages
on or before approximately September 30 and November 15, 2002, subject to the occurrence of certain conditions set forth in the 2002 Purchase Agreement, an aggregate of $30 million of Common Stock at the per share purchase price described in Item 3 above. Micro LLC will file an amendment to this Schedule 13D upon the final determination of the number of shares of Common Stock acquired under the 2002 Purchase Agreement, setting forth the number of shares acquired thereunder. By reason of their respective relationships with Micro LLC and each other, each of the Warburg Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to own beneficially 9,128,540 shares of Common Stock, representing approximately 44.8% of the outstanding Common Stock at the time of this amendment. By reason of their respective relationships with Micro LLC and each other, each of VFI and VFII may be deemed under Rule 13d-3 under the Exchange Act to own beneficially 977,608 shares of Common Stock, representing approximately 4.8% of the outstanding Common Stock at the time of this amendment. The amounts of these holdings are expected to increase upon the closings of the purchases under the 2002 Purchase Agreement, as described in this Schedule 13D.

     (b) Micro LLC shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 10,106,148 shares of Common Stock it may be deemed to beneficially own. Each of the Warburg Reporting Persons shares with Micro LLC the power to vote or to direct the vote and to dispose or to direct the disposition of the 9,128,540 shares of Common Stock it may be deemed to beneficially own. Each of VFI and VFII shares with Micro LLC the power to vote or to direct the vote and to dispose or


                              Page 19 of 22 pages
to direct the disposition of the 977,608 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Persons disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than the execution of the 2002 Purchase Agreement, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedule I or in Item 2(d) hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Original 13D is hereby amended by adding the following paragraph immediately before the final paragraph thereof:

     As described in Item 3, Micro LLC and the Company have entered into the 2002 Purchase Agreement. The information set forth in Item 3 above with respect to the 2002 Purchase Agreement is incorporated into this item by reference.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Original 13D is hereby amended by adding the following listing to the end of the item:

     6. Securities Purchase Agreement, dated as of September 3, 2002, by and among the Company and the investors named therein.


                              Page 20 of 22 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2002                MICRO INVESTMENT, LLC

                                        By: Warburg, Pincus Equity Partners,
                                            L.P., Managing Member

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Attorney-in-Fact


Dated: September 6, 2002                WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Attorney-in-Fact


Dated: September 6, 2002                WARBURG, PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Attorney-in-Fact


Dated: September 6, 2002                WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Attorney-in-Fact


                              Page 21 of 22 pages

Dated: September 6, 2002                VERTICAL FUND I, L.P.

                                        By: The Vertical Group, L.P.,
                                            General Partner

                                        By: /s/ John E. Runnells
                                            ------------------------------
                                            Name:  John E. Runnells
                                            Title: General Partner


Dated: September 6, 2002                VERTICAL FUND II, L.P.

                                        By: The Vertical Group, L.P.,
                                            General Partner

                                        By: /s/ John E. Runnells
                                            ------------------------------
                                            Name:  John E. Runnells
                                            Title: General Partner


                              Page 22 of 22 pages